FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2006

Commission File Number 1-15184

SADIA S.A.
(Exact Name as Specified in its Charter)

N/A
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(Translation of Registrant's Name)

Rua Fortunato Ferraz, 365
Vila Anastacio, Sao Paulo, SP
05093-901 Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   [X]                    Form 40-F    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    [   ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [    ]                           No   [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: Feb 01, 2006

SADIA S.A.

By:/s/ Luiz Gonzaga Murat Junior
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Name: Luiz Gonzaga Murat Junior
Title: Chief Financial Officer

Sadia S.A. Rua Fortunato Ferraz, 365 – 2° andar São Paulo, SP – Brasil 05093-901 tel. +55 11 2113-3552 www.sadia.com.br

ANNOUNCEMENT TO SHAREHOLDERS
DIVIDENDS PAYMENT

SADIA S. A., announces to its shareholders that, on January 31, 2006, the Board authorized the complementary payment of dividends related to 2005 earnings, being R$ 0,03912 per common share and per preferred. The dividend will be calculated according to the minimum dividend required by Brazilian securities law, to be approved at the next general shareholders’ meeting. The payment will be made on March 16, 2006, based on the record date at February 10, 2006. Shares shall be traded on the São Paulo, New York and Madrid Stock Exchanges, without the right to such dividends, as of February 13, 2006, including that date.

Shareholders possessing bank accounts will have the amount automatically credited on the above mentioned payment date. All other investors will receive a “Dividend Credit Notice” by mail, at those addresses on file with Banco Bradesco.

São Paulo-SP, January 31, 2006

SADIA S.A.
Luiz Gonzaga Murat Júnior
Chief Financial Officer